INVESTMENT LETTER


August 2, 2001


AXP Variable Portfolio-Partners Series, Inc.
Suite 2810
901 Marquette Avenue South
Minneapolis, Minnesota  55402

Dear Directors:

We understand that AXP Variable Portfolio-Partners Series, Inc. (the "Company") proposes to issue and sell shares (the "Shares") pursuant to a registration statement on Form N-1A filed with the Securities and Exchange Commission (the "SEC"). The Company currently consists of the following Fund:

        AXP Variable Portfolio-Partners Small Cap Value Fund

In order to provide the Company with a minimum $100,000 net worth as required by
Section 14 of the Investment Company Act of 1940, as amended, and to provide the Fund with significant assets at implementation so as to reduce the impact of fees and expenses on the Fund's expense ratio, we hereby offer to purchase Shares of the Fund as follows:

        AXP Variable Portfolio-Partners Small Cap Value Fund - $4 million

We represent and warrant to the Fund that the Shares are being acquired by us for investment purposes and not with a view to their resale or further distribution and that we have no present intention to redeem the Shares.

Please confirm that the foregoing correctly sets forth our agreement with the Company.

Sincerely,

IDS LIFE INSURANCE COMPANY




By /s/ Gumer C. Alvero
   -------------------
       Gumer C. Alvero
       Director and Executive Vice President-Annuities

Confirmed, as of the date first above mentioned.

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AXP VARIABLE PORTFOLIO-PARTNERS SERIES, INC.





By /s/ John M. Knight
   ------------------
       John M. Knight
       Treasurer